Exhibit 21


                       List of Subsidiaries of the Registrant


      The following is a list of subsidiaries of the Registrant.

1.    Bank of Powhatan, N.A.

2. Main Street Mortgage and Investment Corporation, a Virginia corporation (a 100% owned subsidiary of Bank of Powhatan, N.A.)

3.    Bank of Goochland, N.A.

4.    Bank of Louisa, N.A.

5.    TransCommunity Investment Advisors, Inc., a Virginia corporation

6.    TransCommunity Investment Services, Inc., a Virginia corporation